Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 333-107498

FOR IMMEDIATE RELEASE	Contact:	Ilene A. Angarola First Senior Vice President Investor Relations (516) 683-4420

NEW YORK COMMUNITY BANCORP, INC.

PRESIDENT & CEO JOSEPH R. FICALORA

TO SPEAK AT LEHMAN BROTHERS CONFERENCE ON SEPTEMBER 9TH

Westbury, N.Y., September 3, 2003 – Joseph R. Ficalora, president and chief executive officer of New York Community Bancorp, Inc. (NYSE: NYB), will participate in Lehman Bros.’ 2003 Financial Services Conference in New York City on Tuesday, September 9, 2003. Following a presentation on the Company’s performance, its 2003 outlook, and its proposed merger with Roslyn Bancorp, Inc., Mr. Ficalora will participate in a panel discussion with other local thrift executives on the competitive retail banking environment in New York. Mr. Ficalora’s presentation is expected to begin at approximately 4:30 p.m.

A simultaneous webcast of Mr. Ficalora’s presentation, the panel discussion, and any follow-up questions and answers, will be available at the Company’s web site, www.myNYCB.com. Sufficient time should be allowed prior to the presentation to access the webcast and to download the media software required to listen to the presentation live. The webcast, including the accompanying PowerPoint presentation, will be archived at the Company’s web site from September 10 through September 16, 2003.

New York Community Bancorp, Inc. is the $12.4 billion holding company for New York Community Bank and the sixth largest thrift in the nation, based on current market capitalization. The Bank currently serves its customers through a network of 108 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and operates through six divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York metro region, with 52 in-store branches, the Bank is one of the leading producers of multi-family mortgage loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.

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NYCB President & CEO Joseph R. Ficalora to Speak at Lehman Bros. Conference                                                          2 2 2 2 2

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. have filed, and will be filing, a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their respective web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.